Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com
Laura E. Flores
202.739.5684
lflores@morganlewis.com
March 29, 2011
VIA Edgar Correspondence
Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Rydex ETF Trust (the “Trust”) — Post Effective Amendment No. 16 (File Nos. 333-101625 and 811-21261)
Dear Ms. Browning:
This letter responds to your comments conveyed to us during a telephone conference on February 15, 2011 relating to the Trust’s Post-Effective Amendment No. 16 (“PEA No. 16”), filed on December 27, 2010. The purpose of PEA No. 16 was to reflect: (i) revised fee and expense information, including reduced advisory fees, for the Trust’s Rydex Russell 1000® Equal Weight ETF, Rydex Russell 2000® Equal Weight ETF, Rydex Russell MidCap Equal Weight ETF, Rydex MSCI ACWI Equal Weight ETF, Rydex MSCI EAFE Equal Weight ETF, and Rydex MSCI Emerging Markets Equal Weight ETF; (ii) a revised principal investment strategy for the Trust’s Rydex MSCI ACWI Equal Weight ETF that reflects that the Fund will be managed as a “fund of funds”; and (iii) the adoption of new non-fundamental investment policies for the Trust’s Rydex MSCI ACWI Equal Weight ETF, Rydex MSCI EAFE Equal Weight ETF and Rydex MSCI Emerging Markets Equal Weight ETF related to the Rydex MSCI ACWI Equal Weight ETF’s operation as a fund of funds and Section 12(d)(1) of the Investment Company Act. The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds’ Prospectus and/or Statement of Additional Information (“SAI”).
Prospectus Comments:
1.	Comment. Please confirm that the services to be provided by the Advisor to the Funds have not changed as a result of the reduction in advisory fees.

Response. We confirm that the advisory services provided by the Advisor to the Funds have not changed as a result of the reduction in advisory fees and are identical to the services provided by the Advisor prior to such fee reduction.

Ms. Kimberly Browning
March 29, 2011

2.	Comment. For each Fund, please confirm that the expenses excluded from the Advisor’s contractual agreement to pay all operating expenses of the Funds are estimated to be less than 0.01%.

Response. We confirm that the expenses excluded from the Advisor’s contractual agreement to pay all operating expenses of the Funds are estimated to be less than 0.01%.

3.	Comment. Please confirm whether the Funds engage in securities lending.

Response. We confirm that the Funds currently do not engage in securities lending activity and have no plans to do so in the near term.

4.	Comment. For the Rydex MSCI ACWI Equal Weight ETF, please add disclosure in Item 9 explaining that the Advisor will “look-through” to the investments in affiliated underlying funds to determine whether the underlying funds are concentrated in a particular industry.

Response. We have not added the requested disclosure to the Funds’ Prospectus at this time because to do so would require supplementing the Funds’ Prospectus, but we will consider adding the requested disclosure when we next reprint the Funds’ Prospectus.
*      *      *
I hereby acknowledge on behalf of Rydex ETF Trust (the “Trust”) that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.
Sincerely,
/s/ Laura E. Flores
Laura E. Flores

cc:	Amy Lee, Esq. Joanna Haigney W. John McGuire, Esq.